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                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549


                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934

                                  (Amendment No. 1)

                               POLARIS INDUSTRIES INC.
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                                   (Name of Issuer)


                             COMMON STOCK, $.01 PAR VALUE
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                            (Title of Class of Securities)


                                     731068 10 2
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                                    (CUSIP Number)


                                  JAMES C. MELVILLE
                          KAPLAN, STRANGIS AND KAPLAN, P.A.
                                 5500 NORWEST CENTER
                               90 SOUTH SEVENTH STREET
                             MINNEAPOLIS, MINNESOTA 55402
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               (Name, Address and Telephone Number of Person Authorized
                        to Receive Notices and Communications)


                                    MARCH 6, 1998
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               (Date of Event Which Requires Filing of this Statement)


          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check the following:
                                        / /



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                                                                 Page 2 of 8
                                     SCHEDULE 13D

CUSIP No. 731069 10 2
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(1)  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     W. Hall Wendel, Jr.
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(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                  (a)   ( )
                                                  (b)   ( )
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(3)  SEC USE ONLY

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(4)  SOURCE OF FUNDS
       00
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(5)  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
OR 2(e)
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(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
       U.S.A.
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                              (7)  SOLE VOTING POWER
     NUMBER OF                       1,351,610
     SHARES                   --------------------------------------------------
     BENEFICIALLY             (8)  SHARED VOTING POWER
     OWNED BY                        150,000
     EACH                     --------------------------------------------------
     REPORTING                (9)  SOLE DISPOSITIVE POWER
     PERSON                          1,351,610
     WITH                     --------------------------------------------------
                              (10) SHARED DISPOSITIVE POWER
                                     150,000
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(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,351,610
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(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                              (X)
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                                                                 Page 3 of 8


(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
       5.13%
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(14) TYPE OF REPORTING PERSON
      IN
*Mr. Wendel disclaims, pursuant to Rule 13d-4, beneficial ownership of 150,000 shares held by The Wendel Foundation of which he is Vice President, Treasurer and a Trustee.



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                                                                 Page 4 of 8

                                     SCHEDULE 13D

                                       filed by

                                 W. Hall Wendel, Jr.

Item 1.   Security and Issuer.

               Shares of Common Stock, $.01 par value (the "Common Stock")

               Polaris Industries Inc. (the "Issuer")
               1225 Highway 169 North
               Minneapolis, MN  55441

Item 2.   Identity and Background.

               (a), (b)  W. Hall Wendel, Jr.
                         1225 Highway 169 North
                         Minneapolis, MN  55441

               (c) Chairman of the Board of Directors and Chief Executive Officer of the Issuer.

               (d) During the last five years, the reporting person has not been convicted in a criminal proceeding (excluding traffic violations or small misdemeanors).

               (e) During the last five years, the reporting person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               (f)  United States Citizen

Item 3.   Source and Amount of Funds or Other Consideration.

               3,000 Shares of Common Stock held by the reporting person were acquired by him by direct purchase from the Issuer in October of 1994. Such shares were purchased with personal funds of the reporting person.

               On December 22, 1994, a wholly-owned subsidiary of the Issuer was merged (the "Merger") into Polaris Industries Partners L.P. (the "Partnership") and each unit of Beneficial Assignment of Class A Limited Partnership Interests of the Partnership (the "BACs") was exchanged for one share of Common Stock. In the Merger, the



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                                                                 Page 5 of 8

               reporting person received 857,800 shares of Common Stock in exchange for 857,800 BACs. The BACs formerly held by the reporting person were acquired by him in the original issuance of securities by the Partnership in 1987 and in cancellation of indebtedness of The Wendel Trust, u.t.a. dated October 27, 1988 in a transaction that took place in 1990.

               100 shares of Common Stock held by the reporting person were acquired in a purchase from a broker-dealer in connection with the listing of the Common Stock on the New York Stock Exchange on February 24, 1995. Such shares were purchased with personal funds of the reporting person.

               9,000 shares of Common Stock held by the reporting person were acquired by him as a compensatory award from the Issuer on May 10, 1995. The reporting person acquired 434,950 shares of Common Stock on October 17, 1995 as the result of a 50% share dividend paid by the Issuer on account of all outstanding shares of Common Stock.

               The reporting person received 6,000 shares of Common Stock on each of January 1, 1997 and 1998 as the result of the vesting of certain awards under the Issuer's 1987 Management Ownership Plan. The reporting person also received awards of 9,720, 8,340 and 9,200 restricted shares of Common Stock (the "Restricted Shares") on May 9, 1996, March 11, 1997 and March 6, 1998, respectively, under the Issuer's 1996 Restricted Stock Plan. The Restricted Shares become freely tradable only upon the Issuer achieving certain compounded earnings growth targets within specified periods.

               The reporting person donated 33,000 shares of Common Stock to Harvard College on June 26, 1997.

               40,500 shares of Common Stock reported herein as held by the reporting person are the subject of stock options granted to the reporting person under the Issuer's 1995 Stock Option Plan which will vest and become exercisable on May 10, 1998. Such shares are reported herein in accordance with Rule 13d-3.

               The Wendel Foundation, formerly known as the Hall and Deborah Wendel Foundation (the "Foundation"), of which the reporting person is Vice President, Treasurer and a Trustee, received a donation of 100,000 shares of Common Stock on March 15, 1995. The Foundation received 50,000 shares of Common Stock from the Issuer on October 17, 1995 on account of a 50% share dividend. The reporting person disclaims beneficial ownership of shares held by the Foundation pursuant to Rule 13d-4.



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                                                                 Page 6 of 8

Item 4.   Purpose of Transaction.

               The reporting person currently intends to hold the 1,351,610 shares of Common Stock over which he has sole voting and dispositive power for investment purposes. It is currently contemplated that the reporting person may transfer an unspecified number of shares of Common Stock to the reporting person's ex-spouse pursuant to a divorce decree at some future time.

               Although the reporting person has from time to time considered plans or proposals, including the Merger, which relate to or would result in the acquisition or disposition of securities of the Issuer, extraordinary transactions, a change in the management of the Issuer or a change in the distribution policy of the Issuer, and the reporting person may in the future have plans or proposals with respect thereto, at the present time, the reporting person has no such plans or proposals.

Item 5.   Interest in Securities of the Issuer.

               (a) The reporting person beneficially owns 1,351,610 shares of Common Stock, including 40,500 shares of Common Stock subject to stock options granted by the Issuer which will vest and become exercisable on May 10, 1998, representing 5.13% of the outstanding shares of Common Stock of the Issuer. The reporting person disclaims beneficial ownership of the 150,000 shares of Common Stock held by the Foundation.

               (b) The reporting person has sole voting and dispositive power for 1,351,610 of the shares of Common Stock described in Item 5(a) above. With respect to the 150,000 shares of Common Stock which are held by the Foundation, the reporting person, as an officer and trustee of the Foundation, shares voting and dispositive power with:

               (i)    Deborah Dearborn
                      4278 Gulf Pines Drive
                      Sanibel, FL  33957
                      Vice President and Trustee of The Wendel Foundation;

               (ii)   Terry Saario
                      3141 Dean Court, Unit 1202
                      Minneapolis, MN 55416
                      Vice President and Trustee of the Wendel Foundation;

               (iii)  Amy Wendel
                      1034 Chestnut Street
                      San Francisco, CA  94109
                      Vice President and Trustee of the Wendel Foundation;



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                                                                 Page 7 of 8

               (iv)   Steve Litman
                      Leonard Street & Deinard
                      150 South Fifth Street
                      Minneapolis, MN 55402
                      Vice President and Trustee of the Wendel Foundation; and

               (v)    Debbie Farley
                      14567 - 78th Street N.E.
                      Elk River, MN 55330
                      President, Secretary and Trustee of The Wendel Foundation

          (c)  (i)    The reporting person was awarded 9,200 restricted shares
          of Common Stock on March 6, 1998 under the Issuer's 1996 Restricted Stock Plan. These shares become freely tradable only upon the Issuer achieving certain compounded earnings growth targets within a four year period.

               (ii) A stock option to purchase 40,500 shares of Common Stock granted to the reporting person under the Issuer's 1995 Stock Option Plan will vest and become exercisable on May 10, 1998.

               (d)  Not applicable.

               (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

          It is currently contemplated that the reporting person may transfer an unspecified number of shares of Common Stock to the reporting person's ex-spouse pursuant to a divorce decree at some future time.

Item 7.   Materials to be Filed as Exhibits.

          None.




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                                                                 Page 8 of 8


                                      SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:       March 30, 1998

                                        /s/ W. Hall Wendel, Jr.
                                        ---------------------------------------
                                        W. Hall Wendel, Jr.